Exhibit 12

Radian Group Inc.
Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends

	2011	2010	2009	2008	2007
Net earnings (loss)	$302,150	$(1,805,867)	$(147,879)	$(410,579)	$(1,290,299)
Federal and state income tax provision (benefit)	66,362	226,189	(94,401)	(263,550)	(778,616)
Earnings (loss) before income taxes	368,512	(1,579,678)	(242,280)	(674,129)	(2,068,915)
Equity in net (income) loss of affiliates	(65)	(14,668)	(33,226)	(59,797)	416,541
Distributed income from equity investees	—	29,498	11,040	35,460	51,512
Net earnings (loss)	368,447	(1,564,848)	(264,466)	(698,466)	(1,600,862)
Fixed charges:
Interest	61,394	41,777	46,010	53,514	53,068
One-Third of all rentals	1,678	1,621	2,496	2,529	2,746
Fixed charges	63,072	43,398	48,506	56,043	55,814
Preferred dividends	—	—	—	—	—
Fixed charges and preferred dividends	63,072	43,398	48,506	56,043	55,814
Net earnings (loss) and fixed charges	$431,519	$(1,521,450)	$(215,960)	$(642,423)	$(1,545,048)
Net earnings (loss), fixed charges and preferred dividends	$431,519	$(1,521,450)	$(215,960)	$(642,423)	$(1,545,048)
Ratio of net earnings (loss) and fixed charges to fixed charges	6.8x	(1)	(1)	(1)	(1)
Ratio of net earnings (loss), fixed charges and preferred stock dividends to fixed charges and preferred stock dividends (2)	6.8x	(1)	(1)	(1)	(1)

(1) For the periods ended December 31, 2010, 2009, 2008 and 2007, earnings were not adequate to cover fixed charges in the amount of $(1,521,450), $(215,960), $(642,423), and $(1,545,048), respectively.

(2) Interest on tax accruals that are non-third party indebtedness are excluded from the calculation.